_____________________
                                                    |    OMB APPROVAL     |
                                                    |_____________________|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    DECEMBER 31, 2005|
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...11   |
                                                    |_____________________|

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                              Redback Networks Inc.
           ---------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                         -------------------------------
                         (Title of Class and Securities)

                                    757209507
   ------------------------------------------------------------------------
                                 (CUSIP Number)
			Darren Huber
			C/O Creedon Keller & Partners, Inc.
			123 2nd Street # 120
			Sausalito, CA 94965
			(415)332-0111

       ------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    6/17/2005
       ------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                 SCHEDULE 13D

     CUSIP No. 757209507
     ___________________________________________________________________
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

	Creedon Keller & Partners, Inc.
     ___________________________________________________________________
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                            (b) (x)
     ___________________________________________________________________
     3.   SEC USE ONLY

     ___________________________________________________________________
     4.   SOURCE OF FUNDS
          WC
     ___________________________________________________________________
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
     ___________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Nevada
     ___________________________________________________________________
                                   7.   SOLE VOTING POWER
           NUMBER OF                      9,045,843
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        9,045,843
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER

     ___________________________________________________________________
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,045,843
     ___________________________________________________________________
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                ( )

     ___________________________________________________________________
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           17.3%

     ___________________________________________________________________
     14.  TYPE OF REPORTING PERSON
          IA
     ___________________________________________________________________





Item 1.  Security and Issuer

         The title of the class of equity securities to which this Schedule 13D relates is the Common Stock of Redback Networks Inc. (the "Issuer") (the "Common Stock"). On December 19, 2003, the United States Bankruptcy Court for the District of Delaware confirmed the Issuer's Prepackaged Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code (the "Plan"). On January 2, 2004, the Plan became effective.

         CUSIP Number 757209507 identifies the Issuer's post-reorganization Common Stock. CUSIP Number 757209101 identifies the Issuer's pre-reorganization common stock.

         The name and address of the principal executive offices of the Issuer is:

         Redback Networks Inc.
         300 Holger Way
         San Jose, CA  95134

Item 2.  Identity and Background

	The reporting person for this filing is Creedon Keller & Partners, Inc.,
	(the "Advisor") a Nevada Corporation and SEC registered Investment Advisor.
 	The Advisor provides investment advisory services to, and has
	investment discretion over, The Alta Partners family of Funds (the "Funds"),
	which own the Common Stock. The address of the Advisor's principal office is:

	123 2nd Street #120
	Sausalito, CA 94965

	The names and positions of all executive officers and directors of Creedon Keller & Partners, Inc., is set forth in Exhibit 1.

	The Advisor and any affiliated persons have not, during the last five years,
	been convicted in a criminal proceeding
	(excluding traffic violations or similar misdemeanors).

	The Advisor and any affiliated persons have not, during the last five years,
	been a party to a civil proceeding of a judicial or administrative body
	of competent jurisdiction which resulted in a judgment, decree or final order
	enjoining future violations of, or prohibiting or mandating activities
	subject to, Federal or State securities laws or finding any violations
	 with respect to such laws.


Item 3   Source and Amount of Funds or Other Consideration

	All of the Common Stock was acquired as a result of a restructuring plan by the company that became effective January 2, 2004. The shares were acquired on January 5, 2004. The restructuring event called for retiring convertible debt securities owned in exchange for new shares of Redback Networks Common stock. The convertible debt securities had been purchased in open market transactions. The funds for these transactions came from the working capital of the Investment Advisors clients
	(Alta Partners family of Funds).

Item 4.  Purpose of Transactions

         The shares of Common Stock were acquired for investment purposes. Creedon Keller & Partners, Inc., currently has no plan or proposal which would result in any of the actions described in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in the Securities

	As of January 5, 2004, the aggregate number of shares owned is 9,045,843. This represents a 17.3% percentage of the 52,500,000 shares of new common stock issued. Creedon Keller & Partners, Inc. maintains sole voting power of all shares owned.

	As of December 31, 2003, Creedon Keller & Partners, Inc., held only
	convertible debt securities of Redback Networks. The amount of common shares
	these securities would have converted into was not over 5% of the outstanding
	shares of old common stock. It is solely as a result of the restructuring and
	subsequent issuance of new stock in lieu of the outstanding debt instrument
	that the Reporting Person has acquired this position.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

	There are no contracts arrangements
	or understandings of any kind that exist directly between Creedon Keller & Partners, Inc., and the Issuer.


Item 7.  Material to Be Filed as Exhibits

Exhibit 1. Executive Officers and Directors of Creedon Keller & Partners, Inc.



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Creedon Keller & Partners, Inc.


                                                By: /s/ Darren Huber
                                                ---------------------
                                                Darren Huber
                                                Compliance Officer

                                                Date: June 30th, 2005
                                                -------------------